82-1209

GGL DIAMOND CORP.

03 FEB -6 7:2

904 - 675 West Hastings Street
Vancouver, BC Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

03003677

January 28, 2003

SUPPL

PRESS RELEASE

GGL UPDATES FINANCING ANNOUNCEMENT

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.TSX Venture)** confirms that the financing originally announced on September 5, 2002 is now proceeding as to $1,000,000 by way of the private placement of 5,000,000 common shares at $0.20 per share. A finder's fee of 8% of the gross subscription proceeds is payable in cash on closing. The private placement will close immediately following acceptance for filing by the TSX Venture Exchange.

This financing will be used for exploration on the Company's 100% owned and already advanced diamond exploration projects and for corporate purposes.

GGL DIAMOND CORP.

Raymond A. Hrkac
President

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604)684-3376.